March 3, 2023

VIA EDGAR AND ELECTRONIC MAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Edwin Kim

Jan Woo

Re:	MariaDB plc

Registration Statement on Form S-1

Filed January 17, 2023

File No. 333-269268

Ladies and Gentlemen:

On behalf of MariaDB plc, an Irish public limited company (the “Company”), we are providing this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 10, 2023 (the “Comment Letter”) with respect to the Company’s Registration Statement on Form S-1, as filed on January 17, 2023 (“Registration Statement”).

This letter is being submitted together with the Amendment No. 1 to the Company’s Registration Statement on Form S-1 (“Amendment No. 1”), which reflects certain revisions to the Registration Statement in response to the Comment Letter, as well as certain other changes. For your convenience, we are supplementally providing you with a copy of Amendment No. 1, which has been marked to show changes from the Registration Statement, as well as a copy of this letter.

For ease of review, we have set forth below each of the numbered comments of your letter in bold type, followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 1 and all references to page numbers in such responses are to page numbers in Amendment No. 1.

Registration Statement on Form S-1

Summary of the Prospectus, page 1

1.

Please provide a brief description of your lock-up agreements, clarify which selling holders are subject to your lock-up agreements, disclose when those lock-up agreements may expire or be waived, and describe how they will impact your offering given much of the shares in this offering would be restricted by the lock-up agreements.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on the cover pages, as well as on pages 4, 6, 8, 42, 93-94, and 155 of Amendment No. 1.

March 3, 2023

         General

2.

Revise your prospectus to disclose the price that each selling securityholder paid for the ordinary and warrants being registered for resale, including your prospectus cover page and summary. Highlight any differences in the current trading price, the prices that the SPAC Sponsor, private placement investors, forward purchase investors, PIPE investor or other selling securityholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Disclose that while these private investors may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on the cover pages, as well as on pages 4, 5, 7-8, 42-43, and 150 of Amendment No. 1.

3.

Disclose the exercise price(s) of the warrants compared to the market price of the underlying securities. If the warrants are out the money, please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on the cover pages, as well as on pages 6, 8, 42, 48, and 93 of Amendment No. 1.

4.

We note the significant number of redemptions of the Angel Pond Class A public shares in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. We also note that much of the shares being registered for resale were purchased by the selling securityholders for prices considerably below the current market price of the ordinary shares or the public SPAC Angel Pond Class A ordinary shares. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of your ordinary shares both here, your risk factors section and your MD&A. Further, to the extent your growth projections provided to the SPAC investors for the vote for the business combination materially deviate from your post-business combination results, your MD&A should describe any material trends that caused this deviation.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on the cover pages, as well as on pages 42-43 and 93-94 of Amendment No. 1.

****************************

March 3, 2023

We hope that the Company’s responses above adequately address the Staff’s comments. If the Staff has any questions or requires any additional information, please do not hesitate to contact Jens Fischer at Perkins Coie LLP at (206) 359-6752.

Very truly yours,

/s/ Jens Fischer
Jens Fischer, Esq., Perkins Coie LLP

cc:	Michael Howard, Chief Executive Officer, MariaDB plc

Roya Shakoori, General Counsel, MariaDB plc

Eric DeJong, Esq., Perkins Coie LLP